March 5, 2007

Room 4561

Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

      Re: Scientific Games Corporation
            Form 10-K for the Year Ended December 31, 2005
            File No. 0-13063

Dear Mr. Weil,

We have completed our review of your Form 10-K for the year ended December 31, 2005
and have no further comments at this time.

           Very truly yours,

           Craig Wilson
           Senior Assistant Chief Accountant